UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012.

Commission File Number: 001-31221

Total number of pages: 22

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 27, 2012	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1. Earnings release for the Nine Months Ended December 31, 2011
2. Results for the Nine Months of the Fiscal Year Ending March 31, 2012
3. Response to Series of Network Malfunctions

Earnings Release	January 27, 2012
For the Nine Months Ended December 31, 2011	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 2, 2012
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2011 (April 1, 2011—December 31, 2011)

(1)	Consolidated Results of Operations

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2011	3,174,154	(1.1)%	743,784	(1.9)%	744,083	(0.6)%	394,622	(11.1)%
Nine months ended December 31, 2010	3,209,129	(1.0)%	758,501	7.9%	748,637	6.7%	443,983	5.9%

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(Note) Comprehensive income attributable to NTT DOCOMO, INC.:	For the nine months ended December 31, 2011:				364,332 million yen			(13.6)%
	For the nine months ended December 31, 2010:				421,478 million yen			1.4%

	September 30,	September 30,
	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2011	9,516.39 (yen)	—
Nine months ended December 31, 2010	10,671.42 (yen)	—

(Percentages above represent changes compared to the corresponding previous period)

(2)	Consolidated Financial Position

	September 30,	September 30,	September 30,	September 30,	September 30,
	(Millions of yen, except per share amounts)
	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
December 31, 2011	6,700,693	5,037,079	4,990,521	74.5%	120,347.47 (yen)
March 31, 2011	6,791,593	4,877,594	4,850,436	71.4%	116,969.29 (yen)

2. Dividends

	September 30,	September 30,	September 30,	September 30,	September 30,
	Cash Dividends per Share (yen)
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2011	—	2,600.00	—	2,600.00	5,200.00
Year ending March 31, 2012	—	2,800.00	—
Year ending March 31, 2012 (Forecasts)				2,800.00	5,600.00

(Note) Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2012 (April 1, 2011—March 31, 2012)

	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx	xxxx
	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2012	4,240,000	0.4%	870,000	3.0%	874,000	4.6%	474,000	(3.4)%	11,430.61 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note) Revisions to the forecasts of consolidated financial results: Yes

4. Others

	September 30,	September 30,
(1) Changes in significant subsidiaries (Changes in significant subsidiaries for the nine months ended December 31, 2011 which resulted in changes in scope of consolidation)		None

(2) Application of simplified or exceptional accounting		None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:		Yes
ii. Others:		None
(Refer to “2. (3) Changes in Accounting Policies” on page 10, contained in the attachment for more information.)

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of December 31, 2011:	43,650,000 shares
	As of March 31, 2011:	43,650,000 shares

ii. Number of treasury stock:	As of December 31, 2011:	2,182,399 shares
	As of March 31, 2011:	2,182,399 shares

iii. Number of weighted average common shares outstanding:	For the nine months ended December 31, 2011:	41,467,601 shares
	For the nine months ended December 31, 2010:	41,604,852 shares

*	Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

*	Explanation for forecasts of operations and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2012, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2012” on page 9 and “5. Special Note Regarding Forward-Looking Statements” on page 19, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Nine Months Ended December 31, 2011

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

As Japan’s mobile telecommunications market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.

Under these market conditions, based on our medium-term action plan “Change and Challenge,” which was announced in October 2008, we have continued to promote measures aimed at improving customer satisfaction, and have swiftly and steadily moved ahead with various other actions, such as increasing the adoption of smartphones with the aim of driving growth by boosting packet ARPU and developing “Xi” (crossy) LTE service.

We developed our “Medium-Term Vision 2015: Shaping a Smart Life” to establish clear steps toward the realization of our corporate vision for 2020, “HEART: Pursuing Smart Innovation.” Going forward, we will work to further advance our smartphones and other products and services, and as an “Integrated Service Company placing mobile at the core,” we will create new values through convergence with other industries and services. Thereby we will strive to offer enhanced safety and security and to deliver more convenient and efficient solutions to people’s everyday lives and businesses, for fulfillment of smart lives. As part of such endeavors, our subsidiary, mmbi, Inc., entered into a capital and business alliance with companies that have a range of experience and know-how pertaining to broadcasting and other related matters for the launch of broadcasting services by “NOTTV,” a broadcasting station for smartphones.

With respect to the restoration of communication facilities affected by the Great East Japan Earthquake, we completed full-scale repair of damaged base station facilities by September 30, 2011. Meanwhile, we developed and started implementing various new measures for enhanced disaster preparedness, such as nationwide deployment of large-zone base stations*, and we expect to complete the implementation of most of these measures by March 31, 2012. In addition, we newly set up Tohoku Reconstruction Support Office to establish an operational structure that allows us to act more swiftly to make contributions for the reconstruction of the stricken areas.

For the nine months ended December 31, 2011, in our cellular services revenues, while the voice revenue decreased by ¥149.3 billion due to a decline in voice ARPU, packet revenue increased by ¥109.9 billion as a result of our endeavors to increase packet ARPU, such as active sales of smartphones. Other revenues grew by ¥8.5 billion owing mainly to an increase in the subscriptions to “Mobile Phone Protection and Delivery Service.” Equipment sales revenues dropped by ¥4.1 billion due to a decrease in wholesale price per unit. Consequently, we recognized operating revenues of ¥3,174.2 billion (a decrease of ¥35.0 billion from the same period of the previous fiscal year). Operating expenses declined by ¥20.3 billion from the same period of the previous fiscal year to ¥2,430.4 billion, as a result of a decrease in network-related costs achieved through efficient use of capital expenditures and other continued cost-cutting efforts. As a result of the foregoing, we recorded operating income of ¥743.8 billion (a decrease of ¥14.7 billion from the same period of the previous fiscal year). Income before income taxes was ¥744.1 billion and net income attributable to NTT DOCOMO, INC. was ¥394.6 billion, including the effect of derecognizing part of the net deferred tax assets due to the tax reform that was enacted on November 30, 2011.

*	Large-zone base station: a base station that can provide coverage over an area usually covered by multiple stations

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

Consolidated results of operations for the nine months ended December 31, 2010 and 2011 were as follows:

<Results of operations>

	September 30,	September 30,	September 30,	September 30,
	Billions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Operating revenues	¥3,209.1	¥3,174.2	¥(35.0)	(1.1)%
Operating expenses	2,450.6	2,430.4	(20.3)	(0.8)

Operating income	758.5	743.8	(14.7)	(1.9)
Other income (expense)	(9.9)	0.3	10.2	—

Income before income taxes	748.6	744.1	(4.6)	(0.6)
Income taxes	303.4	342.5	39.1	12.9
Equity in net income (losses) of affiliates	0.4	(7.9)	(8.3)	—

Net income	445.6	393.7	(52.0)	(11.7)
Less: Net (income) loss attributable to noncontrolling interests	(1.7)	0.9	2.6	—

Net income attributable to NTT DOCOMO, INC.	¥444.0	¥394.6	¥(49.4)	(11.1)%

EBITDA margin*	39.5%	39.2%	(0.3)point	—

ROCE before tax effect*	14.2%	14.1%	(0.1)point	—

ROCE after tax effect*	8.4%	8.4%	—	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 18.

<Operating revenues>

	September 30,	September 30,	September 30,	September 30,
	Billions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Wireless services	¥2,850.1	¥2,819.2	¥(30.9)	(1.1)%
Cellular services revenues	2,598.8	2,559.4	(39.4)	(1.5)
- Voice revenues	1,337.0	1,187.8	(149.3)	(11.2)
- Packet communications revenues	1,261.8	1,371.7	109.9	8.7
Other revenues	251.3	259.8	8.5	3.4
Equipment sales	359.0	354.9	(4.1)	(1.1)

Total operating revenues	¥3,209.1	¥3,174.2	¥(35.0)	(1.1)%

Note: Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	September 30,	September 30,	September 30,	September 30,
	Billions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Personnel expenses	¥195.7	¥204.3	¥8.6	4.4%
Non-personnel expenses	1,495.0	1,493.5	(1.5)	(0.1)
Depreciation and amortization	496.1	488.6	(7.5)	(1.5)
Loss on disposal of property, plant and equipment and intangible assets	23.1	21.0	(2.1)	(9.1)
Communication network charges	211.6	193.8	(17.9)	(8.4)
Taxes and public dues	29.1	29.2	0.1	0.5

Total operating expenses	¥2,450.6	¥2,430.4	¥(20.3)	(0.8)%

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

ii. Segment Results

Mobile phone business—

During the nine months ended December 31, 2011, we continually implemented various business transformation initiatives from a customer-centric perspective, and released 49 new models in our new smartphone series and other product lines to offer products and services catered to the diverse needs of customers. As a result, the number of smartphones sold during the nine months ended December 31, 2011 reached 5.53 million units. We were also awarded the No. 1 ranking in J. D. Power Asia Pacific’s “2011 Japan Mobile Phone Service StudySM”*1 for two consecutive years and “2011 Japan Business Mobile Phone/PHS Service StudySM”*2 for the third year in a row.

With respect to “Xi” LTE service launched in December 2010, we expanded our service coverage to prefectural capital-size cities across Japan and introduced new billing plans for voice calls, such as “Xi Talk 24,” which allows users to make unlimited domestic voice calls to all docomo users for a flat monthly rate at anytime of the day. As a result, the total number of “Xi” subscriptions grew to 1.14 million as of December 31, 2011.

As part of actions taken to boost packet revenues, we started offering new prepaid data billing plans for “PlayStation®Vita,” a portable gaming console of Sony Computer Entertainment, Inc.

As new services for smartphones, we launched the “dmenu” portal, which provides users with access to a wide array of contents and services, and “dmarket”, a content store directly operated by DOCOMO. To enrich our cloud services for enterprise users and to expand the adoption of smartphone-enabled solutions, we entered into a capital and business alliance with NTT DATA INTRAMART CORP.

In an effort to cultivate new growth areas, we started “docomo Healthcare,” a service that provides users with assistance for health management and disease prevention. Also, we entered into a basic agreement with OMRON HEALTHCARE Co., Ltd. to conduct studies for a potential capital and business alliance with a view to establishing a new company for the purpose of jointly developing and providing health/medical support services.

As of December 31, 2011, the total number of our cellular service subscriptions was 59.62 million (an increase of 2.41 million compared to the number as of December 31, 2010), and our cellular churn rate for the nine months ended December 31, 2011 was 0.53%. Although packet ARPU increased from the same period of the previous fiscal year due to increased packet usage resulting from the expanded uptake of smartphones and other factors, voice ARPU posted a decrease due primarily to an increase in the number of “Value Plan” subscriptions, which reached approximately 44.70 million following its launch in November 2007. As a result, aggregate ARPU for the nine months ended December 31, 2011 decreased by 4.4% from the same period of the previous fiscal year to ¥4,940.

With regard to equipment sales, equipment sales revenues and cost of equipment sold decreased from the same period of the previous fiscal year due primarily to a decline in purchase and wholesale prices per unit.

As a result of the foregoing, operating revenues and operating income from mobile phone business for the nine months ended December 31, 2011 were ¥3,078.6 billion (a decrease of ¥28.2 billion from the same period of the previous fiscal year) and ¥750.0 billion (a decrease of ¥14.7 billion from the same period of the previous fiscal year), respectively.

*1:	J. D. Power Asia Pacific 2010-2011 Japan Mobile Phone Service StudySM. The 2011 survey results were based on the 31,200 responses obtained during August 2011 from mobile phone users residing in Japan.

*2:

J. D. Power Asia Pacific 2009-2011 Japan Business Mobile Phone/PHS Service StudySM. The 2011 survey results were based on the 3,214 responses obtained from 2,466 businesses with 100 or more employees concerning the services of carriers providing mobile phone/PHS services. (Each respondent evaluated up to two mobile telephone/PHS providers).

http://www.jdpower.co.jp/

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

Number of subscriptions by services, trend of ARPU and other operating data are as follows:

<Number of subscriptions by services>

	September 30,	September 30,	September 30,	September 30,
	Thousand subscriptions
	December 31, 2010	December 31, 2011	Increase (Decrease)
Cellular services	57,210	59,624	2,414	4.2%
Cellular (Xi) services	1	1,139	1,138	—
Cellular (FOMA) services	55,572	57,962	2,389	4.3
Cellular (mova) services	1,636	523	(1,113)	(68.0)
packet flat-rate services	30,174	35,153	4,979	16.5
i-mode services	48,530	44,737	(3,793)	(7.8)
sp-mode services	936	6,971	6,036	644.9
i-channel services	16,493	15,830	(663)	(4.0)
i-concier services	5,800	5,761	(39)	(0.7)

Notes:	1.	Number of subscriptions to Cellular services, Cellular (FOMA) services and Cellular (mova) services includes Communication Module services subscriptions.
	2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.
	3.

Number of subscriptions to packet flat-rate services includes subscriptions to “Xi Pake-hodai Flat,” “Xi Pake-hodai double,” “Pake-hodai Flat,” “Pake-hodai double,” “Pake-hodai double 2,” “Pake-hodai simple,” “Pake-hodai full,” “Pake-hodai,” “Biz-hodai,” “Xi data plan Flat,” “Xi data plan,” “Xi data plan 2,” “Flat-rate data plan Flat,” “Flat-rate data plan Standard,” “Flat-rate data plan Standard 2,” “Flat-rate data plan 64K,” and “Flat-rate data plan HIGH-SPEED.”

<Number of handsets sold and churn rate>

	September 30,	September 30,	September 30,	September 30,
	Thousand units
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Number of handsets sold	13,587	15,411	1,825	13.4%
Cellular (Xi) services
New Xi subscription	1	812	811	—
Change of subscription from FOMA or mova	0	333	332	—
Xi handset upgrade by Xi subscribers	0	11	11	—
Cellular (FOMA) services
New FOMA subscription	3,478	3,586	109	3.1
Change of subscription from Xi or mova	1,056	555	(502)	(47.5)
FOMA handset upgrade by FOMA subscribers	9,044	10,112	1,069	11.8
Cellular (mova) services
New mova subscription	5	1	(4)	(77.0)
mova handset upgrade by mova subscribers and change of subscription from Xi or FOMA	3	1	(2)	(67.9)

Churn Rate	0.46%	0.53%	0.07 point	—

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

<Trend of ARPU and MOU>

	September 30,	September 30,	September 30,	September 30,
	Yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Aggregate ARPU* (Xi+FOMA+mova)	¥5,170	¥4,940	¥(230)	(4.4)%
Voice ARPU	2,640	2,270	(370)	(14.0)
Packet ARPU	2,530	2,670	140	5.5
Aggregate ARPU (FOMA)	5,230	4,960	(270)	(5.2)
Voice ARPU	2,640	2,280	(360)	(13.6)
Packet ARPU	2,590	2,680	90	3.5
Aggregate ARPU (mova)	3,320	3,250	(70)	(2.1)
Voice ARPU	2,760	2,690	(70)	(2.5)
Packet ARPU	560	560	—	—

MOU* (Xi+FOMA+mova) (minutes)	134	128	(6)	(4.5)%

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 17 for definition and calculation methods.

Results of operations are as follows:

<Results of operations>

	September 30,	September 30,	September 30,	September 30,
	Billions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Operating revenues from mobile phone business	¥3,106.8	¥3,078.6	¥(28.2)	(0.9)%
Operating income from mobile phone business	764.8	750.0	(14.7)	(1.9)

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

Miscellaneous businesses—

Operating revenues from miscellaneous businesses for the nine months ended December 31, 2011 were ¥95.6 billion, which represented 3.0% of total operating revenues. The revenues derived mainly from home shopping services provided primarily through TV media, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, and credit services. Operating expenses from miscellaneous businesses were ¥101.8 billion, and as a result, operating loss from miscellaneous businesses was ¥6.2 billion.

Results of operations are as follows:

<Results of operations>

	September 30,	September 30,	September 30,	September 30,
	Billions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Operating revenues from miscellaneous businesses	¥102.3	¥95.6	¥(6.8)	(6.6)%
Operating income (loss) from miscellaneous businesses	(6.3)	(6.2)	0.0	0.4

iii. Trend of Capital Expenditures

We strived to improve the quality of our FOMA service area thoroughly and effectively expand the network infrastructure of “Xi” service area. In addition, we efficiently reinforced our network capacity and implemented other measures to meet an increase in data traffic demand. As a result of these initiatives, total capital expenditures for the nine months ended December 31, 2011 were ¥501.3 billion (increase 7.1% compared to the same period of previous fiscal year).

<Capital expenditures>

	September 30,	September 30,	September 30,	September 30,
	Billions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Total capital expenditures	¥468.3	¥501.3	¥33.0	7.1%
Mobile phone business	376.2	399.6	23.4	6.2
Other (including information systems)	92.1	101.8	9.7	10.5

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

(2) Financial Review

i. Financial Position

	September 30,	September 30,	September 30,	September 30,	September 30,
	Billions of yen
	December 31, 2010	December 31, 2011	Increase (Decrease)		(Reference) March 31, 2011
Total assets	¥6,848.6	¥6,700.7	¥(147.9)	(2.2)%	¥6,791.6
NTT DOCOMO, INC. shareholders’ equity	4,837.8	4,990.5	152.7	3.2	4,850.4
Liabilities	1,983.4	1,663.6	(319.8)	(16.1)	1,914.0
Including: Interest bearing liabilities	609.0	256.2	(352.8)	(57.9)	428.4

Shareholders’ equity ratio (1)	70.6%	74.5%	3.9 point	—	71.4%
Debt ratio (2)	11.2%	4.9%	(6.3)point	—	8.1%

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets

	(2)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

ii. Cash Flow Conditions

For the nine months ended December 31, 2011, net cash provided by operating activities was ¥708.6 billion, a decrease of ¥45.9 billion (6.1%) from the same period of the previous fiscal year. This was mainly due to a decrease of the cash collections in relation to subscribers’ handset purchases under the installment method.

Net cash used in investing activities was ¥746.9 billion, an increase of uses by ¥227.0 billion (43.7%) from the same period of the previous fiscal year. This was mainly due to an increase in purchases of short-term investments of more than three months for cash management purpose and due to a decrease of proceeds from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥377.7 billion, an increase of uses by ¥153.9 billion (68.8%) from the same period of the previous fiscal year. This was mainly due to an increase in repayment of long-term debt.

The balance of cash and cash equivalents was ¥348.8 billion as of December 31, 2011, a decrease of ¥416.7 billion (54.4%) from the previous fiscal year end.

	September 30,	September 30,	September 30,	September 30,
	Billions of yen
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Net cash provided by operating activities	¥754.5	¥708.6	¥(45.9)	(6.1)%
Net cash used in investing activities	(519.9)	(746.9)	(227.0)	(43.7)
Net cash provided by (used in) financing activities	(223.8)	(377.7)	(153.9)	(68.8)
Free cash flows (1)	234.6	(38.3)	(272.9)	—
Free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)*	394.1	316.0	(78.1)	(19.8)

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

	(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period

	(3)

Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 18.

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

(3) Prospects for the Fiscal Year Ending March 31, 2012

Due to the tax reform which was enacted on November 30, 2011, the corporate tax rate for the fiscal year ending March 31, 2013 and thereafter will be changed, and the aggregate statutory income tax rate will decline. Since part of the net deferred tax assets was derecognized, we have revised the previous forecasts that were announced on November 2, 2011 as follows.

This decrease in net income due to the tax reform is temporary and limited for the fiscal year ending March 31, 2012. In the following fiscal years, we expect the decline of aggregate statutory income tax rate will lead to an increase in net income attributable to NTT DOCOMO, INC.

	September 30,	September 30,	September 30,	September 30,	September 30,
	Billions of yen
	Year ending March 31, 2012 (Previous Forecasts)	Year ending March 31, 2012 (Revised Forecasts)	Increase (Decrease)		Year ended March 31, 2011 (Actual Results)
Operating revenues	¥4,240.0	¥4,240.0	¥—	—%	¥4,224.3
Operating income	870.0	870.0	—	—	844.7
Income before income taxes	874.0	874.0	—	—	835.3
Net income attributable to NTT DOCOMO, INC.	514.0	474.0	(40.0)	(7.8)	490.5

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, DOCOMO adopted Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” issued by Financial Accounting Standards Board (“FASB”) in October 2009. ASU2009-13 requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates residual method of allocation. The adoption of ASU2009-13 did not have a material impact on DOCOMO’s results of operations and financial position.

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	September 30,	September 30,
	Millions of yen
	March 31, 2011	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥765,551	¥348,814
Short-term investments	141,028	342,235
Accounts receivable	762,411	922,669
Credit card receivables	160,446	194,187
Allowance for doubtful accounts	(18,021)	(21,986)
Inventories	146,357	181,962
Deferred tax assets	83,609	71,438
Prepaid expenses and other current assets	113,918	119,666

Total current assets	2,155,299	2,158,985

Property, plant and equipment:
Wireless telecommunications equipment	5,569,818	5,706,998
Buildings and structures	845,588	856,588
Tools, furniture and fixtures	507,914	510,592
Land	198,842	199,685
Construction in progress	95,251	137,715
Accumulated depreciation and amortization	(4,694,094)	(4,895,901)

Total property, plant and equipment, net	2,523,319	2,515,677

Non-current investments and other assets:
Investments in affiliates	525,456	498,156
Marketable securities and other investments	128,138	119,138
Intangible assets, net	672,256	677,581
Goodwill	205,573	197,396
Other assets	249,919	237,753
Deferred tax assets	331,633	296,007

Total non-current investments and other assets	2,112,975	2,026,031

Total assets	¥6,791,593	¥6,700,693

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥173,102	¥15,034
Short-term borrowings	276	1,215
Accounts payable, trade	609,337	631,785
Accrued payroll	54,801	41,759
Accrued interest	916	379
Accrued income taxes	162,032	82,798
Other current liabilities	122,704	147,588

Total current liabilities	1,123,168	920,558

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,000	240,000
Accrued liabilities for point programs	199,587	177,938
Liability for employees’ retirement benefits	152,647	159,103
Other long-term liabilities	183,597	166,015

Total long-term liabilities	790,831	743,056

Total liabilities	1,913,999	1,663,614

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,914	732,592
Retained earnings	3,621,965	3,792,662
Accumulated other comprehensive income (loss)	(76,955)	(107,245)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	4,850,436	4,990,521
Noncontrolling interests	27,158	46,558

Total equity	4,877,594	5,037,079

Total liabilities and equity	¥6,791,593	¥6,700,693

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

(2) Consolidated Statements of Income and Comprehensive Income

	September 30,	September 30,
	Millions of yen
	Nine Months Ended	Nine Months Ended
	December 31, 2010	December 31, 2011
Operating revenues:
Wireless services	¥2,850,116	¥2,819,222
Equipment sales	359,013	354,932

Total operating revenues	3,209,129	3,174,154

Operating expenses:
Cost of services (exclusive of items shown separately below)	687,578	683,712
Cost of equipment sold (exclusive of items shown separately below)	482,552	477,291
Depreciation and amortization	496,112	488,590
Selling, general and administrative	784,386	780,777

Total operating expenses	2,450,628	2,430,370

Operating income	758,501	743,784

Other income (expense):
Interest expense	(3,638)	(2,386)
Interest income	1,024	1,000
Other, net	(7,250)	1,685

Total other income (expense)	(9,864)	299

Income before income taxes	748,637	744,083

Income taxes:
Current	289,489	270,378
Deferred	13,881	72,113

Total income taxes	303,370	342,491

Equity in net income (losses) of affiliates, net of applicable taxes	375	(7,901)

Net income	445,642	393,691

Less: Net (income) loss attributable to noncontrolling interests	(1,659)	931

Net income attributable to NTT DOCOMO, INC.	¥443,983	¥394,622

Net income	¥445,642	¥393,691
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(3,449)	(3,550)
Change in fair value of derivative instruments, net of applicable taxes	(14)	(12)
Foreign currency translation adjustment, net of applicable taxes	(19,050)	(27,053)
Pension liability adjustment, net of applicable taxes	(30)	313

Total other comprehensive income (loss)	(22,543)	(30,302)

Comprehensive income	423,099	363,389

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,621)	943

Comprehensive income attributable to NTT DOCOMO, INC.	¥421,478	¥364,332

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,604,852	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥10,671.42	¥9,516.39

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

	September 30,	September 30,
	Millions of yen
	Three Months Ended December 31, 2010	Three Months Ended December 31, 2011
Operating revenues:
Wireless services	¥951,121	¥941,444
Equipment sales	119,856	119,727

Total operating revenues	1,070,977	1,061,171

Operating expenses:
Cost of services (exclusive of items shown separately below)	235,767	247,125
Cost of equipment sold (exclusive of items shown separately below)	161,722	159,461
Depreciation and amortization	174,146	170,206
Selling, general and administrative	272,311	249,096

Total operating expenses	843,946	825,888

Operating income	227,031	235,283

Other income (expense):
Interest expense	(1,114)	(706)
Interest income	333	328
Other, net	(4,621)	(2,693)

Total other income (expense)	(5,402)	(3,071)

Income before income taxes	221,629	232,212

Income taxes:
Current	84,968	74,750
Deferred	5,199	60,155

Total income taxes	90,167	134,905

Equity in net income (losses) of affiliates, net of applicable taxes	3,353	(2,091)

Net income	134,815	95,216

Less: Net (income) loss attributable to noncontrolling interests	(579)	388

Net income attributable to NTT DOCOMO, INC.	¥134,236	¥95,604

Net income	¥134,815	¥95,216
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	4,137	5,829
Change in fair value of derivative instruments, net of applicable taxes	40	(2)
Foreign currency translation adjustment, net of applicable taxes	(5,715)	(24,853)
Pension liability adjustment, net of applicable taxes	(40)	80

Total other comprehensive income (loss)	(1,578)	(18,946)

Comprehensive income	133,237	76,270

Less: Comprehensive (income) loss attributable to noncontrolling interests	(557)	385

Comprehensive income attributable to NTT DOCOMO, INC.	¥132,680	¥76,655

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,603,083	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,226.59	¥2,305.51

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

(3) Consolidated Statements of Cash Flows

	September 30,	September 30,
	Millions of yen
	Nine Months Ended December 31, 2010	Nine Months Ended December 31, 2011
Cash flows from operating activities:
Net income	¥445,642	¥393,691
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	496,112	488,590
Deferred taxes	13,371	65,486
Loss on sale or disposal of property, plant and equipment	13,672	12,460
Equity in net (income) losses of affiliates	376	14,526
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(96,694)	(160,584)
(Increase) / decrease in credit card receivables	(20,986)	(16,463)
Increase / (decrease) in allowance for doubtful accounts	2,396	4,004
(Increase) / decrease in inventories	(33,477)	(35,634)
(Increase) / decrease in prepaid expenses and other current assets	(13,503)	(7,453)
(Increase) / decrease in non-current installment receivables for handsets	3,155	298
Increase / (decrease) in accounts payable, trade	(19,876)	29,132
Increase / (decrease) in accrued income taxes	(88,114)	(79,207)
Increase / (decrease) in other current liabilities	5,564	25,957
Increase / (decrease) in accrued liabilities for point programs	54,874	(21,649)
Increase / (decrease) in liability for employees’ retirement benefits	5,906	6,455
Increase / (decrease) in other long-term liabilities	(30,744)	(16,636)
Other, net	16,849	5,643

Net cash provided by operating activities	754,523	708,616

Cash flows from investing activities:
Purchases of property, plant and equipment	(318,769)	(343,102)
Purchases of intangible and other assets	(193,996)	(180,656)
Purchases of non-current investments	(4,765)	(34,069)
Proceeds from sale of non-current investments	794	2,219
Acquisitions of subsidiaries, net of cash acquired	(7,678)	—
Purchases of short-term investments	(744,825)	(883,596)
Redemption of short-term investments	686,335	692,285
Long-term bailment for consumption to a related party	(20,000)	—
Short-term bailment for consumption to a related party	(20,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	110,000	—
Other, net	(6,994)	31

Net cash used in investing activities	(519,898)	(746,888)

Cash flows from financing activities:
Repayment of long-term debt	(32)	(171,837)
Proceeds from short-term borrowings	367	3,210
Repayment of short-term borrowings	(395)	(2,177)
Principal payments under capital lease obligations	(3,249)	(3,308)
Payments to acquire treasury stock	(3,169)	—
Dividends paid	(216,088)	(223,671)
Proceeds from noncontrolling interests	—	21,331
Other, net	(1,243)	(1,280)

Net cash provided by (used in) financing activities	(223,809)	(377,732)

Effect of exchange rate changes on cash and cash equivalents	(1,342)	(733)

Net increase (decrease) in cash and cash equivalents	9,474	(416,737)
Cash and cash equivalents at beginning of period	357,715	765,551

Cash and cash equivalents at end of period	¥367,189	¥348,814

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥301	¥247
Cash paid during the period for:
Interest, net of amount capitalized	3,533	2,923
Income taxes	378,858	351,819

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

(4) Going Concern Assumption

None

(5) Segment Reporting

	September 30,	September 30,	September 30,
	Millions of yen
Three months ended December 31, 2010	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,035,015	¥35,962	¥1,070,977
Operating expenses	803,372	40,574	843,946

Operating income (loss)	¥231,643	¥(4,612)	¥227,031

	September 30,	September 30,	September 30,
	Millions of yen
Three months ended December 31, 2011	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,027,758	¥33,413	¥1,061,171
Operating expenses	790,576	35,312	825,888

Operating income (loss)	¥237,182	¥(1,899)	¥235,283

	September 30,	September 30,	September 30,
	Millions of yen
Nine months ended December 31, 2010	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥3,106,817	¥102,312	¥3,209,129
Operating expenses	2,342,048	108,580	2,450,628

Operating income (loss)	¥764,769	¥(6,268)	¥758,501

	September 30,	September 30,	September 30,
	Millions of yen
Nine months ended December 31, 2011	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥3,078,603	¥95,551	¥3,174,154
Operating expenses	2,328,574	101,796	2,430,370

Operating income (loss)	¥750,029	¥(6,245)	¥743,784

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

(6) Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

4. Appendices

(1)	Operating Data for the 3rd Quarter of Fiscal Year Ending March 31, 2012

Full-year Forecasts: as revised on November 2, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
		[Ref.] Fiscal Year Ended Mar. 31, 2011 Full-year Results	Fiscal Year Ending Mar. 31, 2012 Nine Months (Apt. - Dec. 2011) Results				[Ref.] Fiscal Year Ending Mar. 31, 2012 Full-year Forecasts
				First Quarter (Apr. - Jun. 2011) Results	Second Quarter (Jul. - Sep. 2011) Results	Third Quarter (Oct. - Dec. 2011) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	58,010	59,624	58,415	58,993	59,624	60,210
Xi	thousands	26	1,139	121	389	1,139	1,330
FOMA (1)	thousands	56,746	57,962	57,324	57,862	57,962	58,890
Communication Module Service (FOMA)	thousands	1,606	2,061	1,724	1,871	2,061	—
mova	thousands	1,239	523	969	743	523	—
Communication Module Service (DoPa)	thousands	363	202	306	254	202	—
Prepaid Subscriptions	thousands	21	200	16	12	200	—
Packet Flat-rate Services Subscriptions (2)	thousands	31,921	35,153	33,109	34,267	35,153	—
Net Increase from Previous Period (3)	thousands	1,928	1,615	405	578	631	2,200
Xi	thousands	26	1,114	96	267	751	1,300
FOMA (1)	thousands	3,542	1,216	578	538	100	2,140
mova	thousands	(1,640)	(716)	(269)	(227)	(220)	(1,240)
Churn Rate (3)%		0.47	0.53	0.49	0.50	0.59	—
Number of Handsets (Xi+FOMA+mova) Sold (4)	thousands	19,055	15,411	4,645	5,701	5,066	—
i-mode Subscriptions	thousands	48,141	44,737	47,450	46,183	44,737	43,300
sp-mode Subscriptions	thousands	2,095	6,971	3,296	5,375	6,971	9,450
i-channel Subscriptions	thousands	16,233	15,830	15,705	15,886	15,830	—
i-concier Subscriptions	thousands	6,224	5,761	6,135	6,007	5,761	—
DCMX Subscriptions (5)	thousands	12,321	12,776	12,463	12,686	12,776	12,940
ARPU and MOU
ARPU
Aggregate ARPU (Xi+FOMA+mova) (6)	yen/month/subscription	5,070	4,940	4,960	4,970	4,880	4,870
Voice ARPU (7)	yen/month/subscription	2,530	2,270	2,340	2,280	2,190	2,170
Packet ARPU	yen/month/subscription	2,540	2,670	2,620	2,690	2,690	2,700
ARPU Generated from International Services (8)	yen/month/subscription	90	90	80	90	90	90
Aggregate ARPU (FOMA) (6)	yen/month/subscription	5,120	4,960	4,980	5,000	4,910	4,890
Voice ARPU (7)	yen/month/subscription	2,520	2,280	2,340	2,290	2,210	2,180
Packet ARPU	yen/month/subscription	2,600	2,680	2,640	2,710	2,700	2,710
ARPU Generated from International Services (8)	yen/month/subscription	90	90	80	90	90	90
Aggregate ARPU (mova) (6)	yen/month/subscription	3,280	3,250	3,230	3,260	3,290	3,280
Voice ARPU (7)	yen/month/subscription	2,720	2,690	2,680	2,700	2,730	2,730
Packet ARPU	yen/month/subscription	560	560	550	560	560	550
ARPU Generated from International Services (8)	yen/month/subscription	0	0	0	10	10	10
MOU
MOU (Xi+FOMA+mova) (9)	minute/month/subscription	134	128	128	129	126	—
MOU (FOMA) (9)	minute/month/subscription	137	129	129	129	128	—
MOU (mova) (9)	minute/month/subscription	44	38	39	39	36	—

*

Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 17, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)

Sum of “Xi Pake-hodai FLAT,” “Xi Pake-hodai double,” “Pake-hodai FLAT,” “Pake-hodai double/double 2,” “Pake-hodai simple,” “Pake-hodai full,” “Pake-hodai,” “Biz-hodai,” “Xi Data Plan FLAT (includes Ninen),” “Xi Data Plan/Plan 2 (includes Ninen),” “Flat-rate data plan FLAT (includes Value),” “Flat-rate data plan Standard/Standard 2 (includes Value),” “Flat-rate data plan 64K (includes Value)” and “Flat-rate data plan HIGH-SPEED (includes Value).”

(3)	Data are calculated including communication module services subscriptions.

(4)

Sum of new subscriptions, change of subscription from FOMA/mova to Xi, Xi/mova to FOMA, Xi/FOMA to mova, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers and mova handset upgrade by mova subscribers

(5)	Inclusive of DCMX mini subscriptions

(6)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

(7)	Inclusive of circuit-switched data communication

(8)	Inclusive of voice communication and packet communication

(9)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

a.	ARPU (Xi+FOMA+mova)

•	Aggregate ARPU (Xi+FOMA+mova) = Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova)

•	Voice ARPU (Xi+FOMA+mova): Voice ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova)

•	Packet ARPU (Xi+FOMA+mova): Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova)

b.	ARPU (FOMA)

•	Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

•	Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

c.	ARPU (mova)

•	Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova)

•	Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

•	Packet ARPU (mova): Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

	September 30,	September 30,	September 30,
i. EBITDA and EBITDA margin	Billions of yen
	Year ended March 31, 2011	Nine months ended December 31, 2010	Nine months ended December 31, 2011
a. EBITDA	¥1,565.7	¥1,268.3	¥1,244.8

Depreciation and amortization	(693.1)	(496.1)	(488.6)
Loss on sale or disposal of property, plant and equipment	(27.9)	(13.7)	(12.5)

Operating income	844.7	758.5	743.8

Other income (expense)	(9.4)	(9.9)	0.3
Income taxes	(337.8)	(303.4)	(342.5)
Equity in net income (losses) of affiliates	(5.5)	0.4	(7.9)
Less: Net (income) loss attributable to noncontrolling interests	(1.5)	(1.7)	0.9

b. Net income attributable to NTT DOCOMO, INC.	490.5	444.0	394.6

c. Operating revenues	4,224.3	3,209.1	3,174.2

EBITDA margin (=a/c)	37.1%	39.5%	39.2%
Net income margin (=b/c)	11.6%	13.8%	12.4%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

	September 30,	September 30,	September 30,
ii. ROCE after tax effect	Billions of yen
	Year ended March 31, 2011	Nine months ended December 31, 2010	Nine months ended December 31, 2011
a. Operating income	¥844.7	¥758.5	¥743.8
b. Operating income after tax effect {=a*(1-effective tax rate)}	500.1	449.0	440.3
c. Capital employed	5,262.5	5,346.5	5,262.8

ROCE before tax effect (=a/c)	16.1%	14.2%	14.1%
ROCE after tax effect (=b/c)	9.5%	8.4%	8.4%

Notes:

Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2010 and 2011

Capital employed (for nine months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2010 (or 2011) and December 31, 2010 (or 2011)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Effective tax rate:40.8%

iii. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	September 30,	September 30,	September 30,
	Billions of yen
	Year ended March 31, 2011	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥589.8	¥394.1	¥316.0

Irregular factors (1)	—	(171.0)	(163.0)
Changes in investments for cash management purposes(2)	241.9	11.5	(191.3)

Free cash flows	831.7	234.6	(38.3)

Net cash used in investing activities	(455.4)	(519.9)	(746.9)
Net cash provided by operating activities	1,287.0	754.5	708.6

Note:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

DOCOMO Earnings Release	Nine Months Ended December 31, 2011

5. Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3)

The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

(5)

Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)

As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)	Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.^^^^NTT DOCOMO, INC.Results for the nine monthsof the fiscal year ending March 31, 2012January 27, 2012
Forward-Looking StatementsThis presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans,forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements thatare not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currentlyavailable. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making suchprojections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and otherfactors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risksand uncertainties include, without limitation, the following:(1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers,businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas ofcompetition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase inour costs and expenses.(2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which couldaffect our financial condition and limit our growth.(3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrictour business operations, which may adversely affect our financial condition and results of operations.(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve ourservice quality and level of customer satisfaction.(5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group'smobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.(6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.(7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other thanthose belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects orloss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financialcondition and results of operations.(8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image.(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, mayadversely affect our credibility or corporate image.(10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use suchintellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we mayalso be held liable for damage compensation if we infringe the intellectual property rights of others.(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances,terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks,hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for theprovision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead toa reduction of revenues and/or increase of costs.(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect ourfinancial condition and results of operations.(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in theinterests of our other shareholders.
Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.^^^^FY2011/1-3Q (Cumulative)Financial Results Highlights
U.S.GAAPFY2011/1Q-3Q (cumulative)Financial Results 2010/4-12(1-3Q) (1) 2011/4-12(1-3Q) (2) Changes(1) ^(2) 2012/3(Full-year forecast) (3) Progress to forecast(2) / (3) Operating revenues(Billions of yen) Operating revenues(Billions of yen) 3,209.1 3,174.2 -1.1% 4,240.0 74.9% Cellular services revenues(Billions of yen) 2,598.8 2,559.4 -1.5% 3,373.0 75.9% Operating expenses(Billions of yen) Operating expenses(Billions of yen) 2,450.6 2,430.4 -0.8% 3,370.0 72.1% Operating income(Billions of yen) Operating income(Billions of yen) 758.5 743.8 -1.9% 870.0 85.5% Income before income taxes(Billions of yen) Income before income taxes(Billions of yen) 748.6 744.1 -0.6% 874.0 85.1% Net income attributable to NTT DOCOMO, INC.(Billions of yen) Net income attributable to NTT DOCOMO, INC.(Billions of yen) 444.0 394.6 -11.1% 474.0 83.3% EBITDA margin(%) * EBITDA margin(%) * 39.5 39.2 -0.3 Points 37.3% - Adjusted free cash flow (Billions of yen)* Adjusted free cash flow (Billions of yen)* 394.1 316.0 -19.8% 460.0 68.7%^Consolidated financial statements in this document are unaudited.^Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investments for cash management purposes with original maturities of longer than three months.* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp
FY2011/1-3Q (cumulative) Financial Results Highlights^FY2011/1-3Q (cumulative) financial results highlights:Customer satisfactionimprovementSmartphone promotionXi service deploymentPacket revenues expansionNew disasterpreparedness measuresSmartphone sales: 1.90 million units (3Q) 5.53 million units (1-3Q cumulative)Released 12 models for 2011-12 winter-springLaunched "dmenu"/"dmarket"Xi subscriptions: 1.14 million (as of Dec. 31, 2011)Released Xi-enabled smartphones (3 models) and tablets (2 models)Launched "Xi Talk 24" billing planJ.D. Power Asia Pacific* customer satisfaction surveyConsumer sector: No. 1 ranking for 2 straight years (Nov. 24, 2011)Achieved steady YOY increase3Q packet revenues: Up \465.2 billion (9.5%)Steadily implemented various measures, e.g., roll-out of large-zone base stations,24-hour battery supply at selected base stations, etc."Mobile Phone Service in Customer Satisfaction, Two Years in a Row"^J.D. Power Asia Pacific 2010-2011 Japan Mobile Phone Service StudiesSM. 2011 Study based on a total of 31,200 responses from mobile phone^ subscribers in Japan.
1Q 2Q 3Q 4Q 2010^^ 2405 2910 2270 862 2011^^ 2677 2408 2367Changes in Operating Income (FY2010-2011)^0 Excluding the impact of system change* made in FY2010/2Q, operating income essentially continued to record year-on-year gains since FY2011/1Q Making steady progress toward full-year operating income target of \870.0 billion(Billions of yen): FY2011: FY2010^Impact ofsystemchange, etc.*\55.0 billion* Reduction in allowances due to revisions made to loyalty program program, handset repair system, etc.240.5267.7291.0240.8227.02,35.386.2ForecastFY2011 full-yearoperating income forecast:\870.0 billion300.0200.0100.0
FY2011/1-3Q (cumulative) Financial Results AnalysisFY2010/1-3Q (cumulative)Key factors behind YOY changes in operating incomeOperatingincome:\758.5 billionOperatingincome:\743.8 billionOperating revenuesOperating expenses*1: Reduction in allowances due to revisions made to loyalty point program/handset repair system, etc.*2: Sum of cost of equipment sold and distributor commissions*3: Sum of communication networks charges, depreciation and amortization, loss on disposal of property, plant and equipment, and other costsFY2011/1-3Q (cumulative)Change ofsystem, etc*1\55.0 billionIncrease of \40.3 billion (5.7%) if impact ofsystem change, etc.*1 was excludedDecrease in voicerevenues:Down \149.3 billionIncrease in otherrevenues:Up \8.5 billionIncrease in packetrevenues:Up \109.9 billionDecrease inequipment salesrevenues:Down \4.1 billionIncrease inequipment salesexpenses*2:Up \14.8 billionDecrease in other expenses:Down \62.5 billion\703.5 billionDecrease incommunication networkcharges, etc. *3:\27.5 billion
1Q 2Q 3Q 4Q 1Q 2Q 3Q ?^^^ 4492 4492 4386 3752 4054 3970 3854 ^^^^^^ 4149 4221 4248 4332 4453 4612 4652Cellular Services Revenues (Voice+Packet)^0^ Packet revenues grew to a level higher than voice revenues in FY2010/4Q^ Ever since, packet revenues have continued to overwhelm voice revenuesFY2010FY2011(Billions of yen): Packetrevenues: Voice revenues^449.2422.1438.6424.8375.2433.2405.4445.3397.0461.2470.0455.0440.0425.0410.0395.0380.0365.0385.4465.2
05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 11/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) FY2011 Excl. Monthly Support impact (2,620) (2,690) (2,690) (2,710) Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2570 2620 2690 2690 2700 Excl. Monthly Support impact (2,350) (2,320) (2,250) (2,220) ^^^^ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2570 2670 (^?)^^^^ARPU^^^^^^^??^ 2,680 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 3030 2590 2680 2660 2590 2190 2340 2280 2190 2170 ?^ARPU^^^^^^^??^ 2,260 (^?)?^ARPU^^^^^^^??^ 2,260 ^^^^ARPU^^^^^^^^ 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 2.1 2.1 3.3 3.7 4.1 4.0 5.1 (^^)^?^^^^^ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 80 90 90 90 90 (^^)i^^^ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 2370 2380 2390^ FY2011/3Q (3 months) aggregate ARPU: \4,880 (Down 4.9% year-on-year)^ Packet ARPU recorded an increase of \150 (Up 5.9% year-on-year)(Yen)5,4402,4302,4505,4205,4702,440(Full-year forecast)2,4705,0604,7602,5705,1902,5105,2002,5405,1302,5404,870(4,930)2,700FY2011(2,710)4,960(4,970)2,620(2,620)4,970(5,010)2,690(2,690)4,880(4,940)2,690(2,690)Cellular (Xi+FOMA+mova) ARPUFY2010 Aggregate ARPU\5,070 (Down5.2% YOY)Voice: \2,530 ^(Down 12.8% YOY)Packet \2,540 ^(Up 3.7% YOY)FY2009 Aggregate ARPU\5,350 (Down 6.3% YOY)Voice: \2,900 ^(Down 12.9% YOY)Packet: \2,450 (Up 2.9% YOY)^ For an explanation on ARPU, please see slide "Definition and Calculation Methods of MOU and ARPU" in this document^ Numbers in parentheses indicate the ARPU amounts excluding the impact of Monthly Support discounts.
^ FY2011/3Q (3 months) packet ARPU increased by \150 (5.9%) year-on-year^ FY2011/3Q (3 months) packet revenues increased by \40.4 billion (9.5%) year-on-year 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2010^^ 2010^^ 2010^^ ^^^^ 4149 4221 4248 4332 4453 4612 4652 1Q 2Q 3Q 4Q 1Q 2Q 3Q ^^^^ARPU(^^^?^) 2510 2540 2540 2570 2620 2690 2690 i^^^^^^?^^^^^?FY2010FY20112,540(+100)2,570(+100)\465.2 billion(Up 40.4 billion or 9.5%)FY2010FY201102,620(+110)2,690(+150)02,690(+150)Growth of Packet ARPU/RevenuesHistorical growth of packet revenuesYOY changes in packet ARPUNumbers in parentheses indicate YOY changesNumbers in parentheses indicate YOY changes(Yen)(Billions of yen)460.0450.0440.0430.0
08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 40888 ^^^ 2845.9845 3043.1967 3271.7732 3425.1705 3475.2489 3461.8411 3541.7073 3544.5583 3570.8051 3592.0191 3646.1285 3667.3116 3575.2983 3403 ^^^ 537.4915 575.8906 615.8318 644.0504 738.7002 855.7379 906.5471 999.5961 1049.3573 1086.2674 1123.7435 1156.2366 1284.949 1436.8305 ^^^ 0.627 0.668 0.712 0.742 0.764 0.779 0.793 0.804 0.812 0.818 0.822 0.825740000232828 0.823873853 0.812 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 12/1/2011 ^^^ 159 529 889 1296 1648.3 2082 2399 2702.9 2966.9 3271.1 3512.9 3720.7 3894.6 4125.1 4280.95 4417.1 4468 ?^^ 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 0.980000000232827 0.984 0.992 0.988 0.991 0.991 0.991 0.991 0.987550%-OFF Monthly Charge Discount Plans/"Value Plan"^ Subscription rate of billing plans offering 50% discount on basic monthly charge grew to over 80%^^^Negative impact on revenues became insignificant^ Growth of "Value Plan" subs began to slow after topping 44.00 million (70% subscription rate)50%-Off Monthly Charge Discount Plans No. of subs & subscription rate"Value Plan" subscriptions/ "Value Course" selection rate: 50%-OFF monthly charge discount plan subscription rate:No. of "MAX Discount"*2 subscriptions:No. of users subscribing to "Family Discount"*1+"Ichinen Discount" for over 10 years(Million subs)(Subscription rate: %)50.0045.0040.0035.0030.0025.0020.0015.0010.005.00*1: Inclusive of "Office Discount" and "Business Discount" subscriptions*2: "Fami-wari MAX 50", "Hitoridemo Discount 50" ,"Business Discount 50" and "Office-wari MAX 50": "Value Course" selection rate*3: No. of "Value Plan" subscriptions(Million subs)(Selection rate: %)45.0040.0035.0030.0025.0020.0015.0010.005.0050.00*3: Percentage of users who chose "Value Course" among total users who purchased a handset using new handset purchase methods55.0060.00
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q ^^ 989 1155 1198 1233 1060 1145 1329 1455 1210 1331 1256 1358 960 1023 886 1067 861 948 861 1066 972 1017 965 1147 1050 1175 ^^^ 558 632 664 648 570 612 686 736 624 656 652 642 494.7 531.8 451.1 535.3 434.3 446.4 420 502.8 461 463 434 547 464 570 506.6078Total Handset SalesFY2008FY20095.324.464.954.515.354.344.205.03FY20104.614.634.345.474.64FY20115.705.07^ Total number of handsets sold in FY2011/1-3Q (cumulative) reached 15.41 million, up 1.82 million (13.4%) year-on-year, owing mainly to expanded smartphone sales(Million units)16.0012.008.004.00: Total number of handsets sold (docomo + au + SOFTBANK): Total number of handsets sold (docomo)FY08 (full-year) 20.13 million(Down 21.8% year-on-year)FY09 (full-year) 18.04 million(Down 10.4% year-on-year)FY10(full-year) 19.06 million(Up 5.6% year-on-year)FY11 full-year forecast: 21.00 million(Up 10.3% year-on-year)^Calculated based on financial results materials, etc., of each company ^^ Handsets sold by TU-KA and EMOBILE are not included
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q ?^^-^^^ 0.85 0.94 0.74 0.68 0.51 0.52 0.44 0.52 0.44 0.46 0.45 0.49 0.44 0.49 0.46 0.48 0.49 0.5 0.5862655 ?^^-KDDI 0.97 1.03 0.89 0.9 0.87 0.75 0.65 0.77 0.64 0.72 0.67 0.85 0.75 0.73 0.68 0.75 0.66 0.67 ?^^-SB 1.46 1.42 1.21 1.19 0.98 0.98 0.91 1.13 1.05 1.24 1.16 2.01 1.02 0.96 0.91 1.02 1.08 1.09Churn Rate(%)FY2007FY2008FY2009FY2010SoftBankKDDI (au)docomoFY2011^ FY2011/3Q cellular churn rate: 0.59%FY07 full-yearchurn rate: 0.80%FY08 full-yearchurn rate: 0.50%FY09 full-yearchurn rate: 0.46%FY2010 full-yearchurn rate: 0.47%^ Cellular (Xi+FOMA+mova) Churn Rate^ MAX Discount services (Aug. 07)^Value Course (Nov. 07)^ Based on financial results materials, etc. of each company
3Q^?(4-12^) ^^(4-9^) ^^(10-3^) 1Q 2Q 3Q 4Q FY2008 76.7415 54.9 66.4 24.11 30.83 21.82 44.56 FY2009 83.5346 58.6 89.6 26.3376 32.2404 24.9581 64.6097 FY2010 113 81.2 43.2352 38.01 FY2011 161.4565^ No. of net additions: FY2010: FY2011: FY20090.841-3Q Cumulative (Apr-Dec)FY2009FY2010FY20111.611.13Net Additions^ No. of net additions acquired in FY2011/1-3Q (cumulative): 1.61 million (Up 43.2% year-on-year)(Million subs)1.801.601.401.201.000.800.600.400.200
37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 11/12 12/3 FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 2621.6 2908.8 3211.3 3552.9 3785.4 4004.26 4207.75 4394.93 4519.9 4644 4749 4904.03 5024.6 5125.8 5204.51 5320.3 5416 5494.04 5557.368 5677.11 5732.3989 5732.3989 5910.1322 6021.1791 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 2545.6 2300.5 2010 1709.16 1499.1 1289.91 1107.3 943.84 842.8 749 666 556.04 461.8 392.8 339.1 287.9 235 195.42 163.6303 123.87 96.9423 74.3 52.3049movaDoPa56.0853.20(94.9%)49.04(89.8%)54.605.562.88FY2008FY200951.26(92.9%)3.9355.1952.05(93.9%)3.3955.44(Full-yearforecast)54.8650.25(91.6%)4.6260.2160.21(100%)56.5154.16(95.8%)2.35FY201056.8954.94(96.6%)1.9555.57(97.1%)57.211.6456.77(97.9%)FY2011Mova: 0.32DoPa: 0.2058.011.2458.4157.45(98.3%)0.9758.25(98.7%)0.7458.990.5259.6259.10(99.1%)Subscriber Migration to FOMA/Xi^ Combined mova/DoPa subscriptions as of Dec. 31, 2011: 520,000(Million subs)Numbers in parentheses indicate the percentage of FOMA+Xi subscriptions to total cellular subscriptions60.0050.0040.0030.0020.0010.00^ Inclusive of Communication Module Service subscriptions
Principal Actions and ResultsCopyright (C) 2012 NTT DOCOMO, INC. All rights reserved.^^^^
^Attained 1st place for 2 straight years inindividual customer satisfaction, studiedby J.D. Power Asia PacificImproved Customer Satisfaction (External Evaluations)Awarded No. 1for 2 straight years(Nov. 24, 2011)HandsetService offeredHandset^purchase experienceNetwork quality /^coverage areaOverallsatisfactionNo. 1592576Overall satisfaction scoresCostCustomer care"Mobile Phone Service in Customer Satisfaction, Two Years in a Row"^J.D. Power Asia Pacific 2010-2011 Japan Mobile Phone Service StudiesSM. 2011 Study based on a total of 31,200 responses from mobile phone^ subscribers in Japan.
Smartphones (Product Lineup) ^ Released 14 (including 3 Xi-enabled) smartphone models as part of 2011-2012 winter-spring collection before Jan. 27, 20122011-2012 winter/spring smartphone modelsP-01DREGZA PhoneT-01DAQUOS PHONESH-01DLUMIX PHONEP-02DARROWS kissF-03DAQUOS PHONEsliderSH-02DReleasedNov. 18ReleasedNov. 25ReleasedDec. 23ReleasedDec. 7ReleasedDec. 2ReleasedNov. 10Q-pot. PhoneSH-04DXperia acro HDSO-03DGALAXY S^ LTESC-03DMEDIAS PPN-01DOPTIMUS LTEL-01DARROWS X LTEF-05DGALAXY NEXUSSC-04DXperia PLAYSO-01DReleasedOct. 26ReleasedNov. 24ReleasedDec. 9ReleasedDec. 17ReleasedNov. 29ReleasedDec. 15MEDIAS LTEN-04DBlackBerry Bold9900ARROWS ^F-07DXperia^NXSO-02D"Harutoku" spring smartphone price campaignFebruary 1 - March 31, 2012FY2011/3Q FY2011/4QReleasedJan. 20MEDIAS ESN-05DPRADA phoneby LGL-02DReleasedJan. 26^^^^^^For purchase of a docomo smartphone\5,040Increase amount of"Monthly Support" discounts to reduce actualcustomer payment by:For users switchingfrom smartphone models eligible forpurchase supportdiscountequaling cancellation chargesto be providedto support purchaseof a new handsetCash rebate
1Q 31.0487 130 850 2Q 27.2749 233 3Q 67.5302 190 4Q 126.22452.525.538.50Smartphones (No. of Units Sold)^ No. of smartphone units sold in FY2011/1-3Q (cumulative): 5.53 millionSmartphone sales(Million units)3.002.001.004.005.006.007.008.00: 1Q sales: 2Q sales: 4Q sales: 3Q salesFY2010 full-yearFY2011/1-3QFY2011full-year forecast
^ Started accepting applications for "Ouen Student Discount(r)2012", apromotional discount campaign for students and their families, from Jan. 20, 2012^ Eligible subscribers: student subscribers (both new and existing)Billing Plans ("Ouen Student Discount")"Ouen Student Discount 2012"When subscribed together with"Type Simple Value" or "Type Xi Ninen":Basic monthly chargeto be waived (\0)for up to 37 monthsFor smartphone usersPacket flat-rateupper limit charges^to be discounted by\1,050/monthfor up to 37 monthsPeriod for accepting applications: Jan. 20, 2012 - May 31, 2012Conditions for application: Subscription to "Type Xi Ninen" or "Type Simple Value+ Fami-wari MAX 50", etc., required
New Services for Smartphones (1) ("dmenu", "dmarket")"dmenu""dmarket"A new first-of-its-kindportal for smartphonesA docomo-operated content marketthat offers new "enjoyment"At service launch:(Nov. 18, 2011)^Approx. 700 CPsApprox. 3,600 sitesEnabled purchase of promotional videosfrom January 2012^ Functional/service enhancements^ No. of site visitors (Nov. 18-Dec. 31, 2011: cumulative)^ For smartphones, launched a new portal site ("dmenu") and a new DOCOMO-operated content market ("dmarket") on Nov. 18, 2011As of Dec. 31, 2011Increased toapprox. 900 CPsapprox. 3,900 sites% of subscribers who have visited "dmarket"among total compatible smartphone users: Approx. 80%To become accessible from all docomosmartphones supporting Android 2.3 orsubsequent OS versions from February 2012Increase no. of titles from 30,000 to 35,000Plan to create a corner of application introductionby famous guests from March 2012, to boost the qualityof reviewsBOOK storeVIDEO storeMUSIC storeAPPS & REVIEW
New Services for Smartphones (2) ("i-concier", "Data Security Service")Plan to start offering "i-concier" and "Data Security Service"-which arefavorably accepted among i-mode users-on smartphones from March 2012"Data Security Service""i-concier"Back up of phonebook, schedule and other data storedin smartphone will be created regularly in the DataCenter, to enable easy data restoration in the event ofloss or theft of handsetPlan to introduce "i-concier" on smartphones.Linkage with other applications and touch-paneloperation to be enabled to offer more powerfulsupport for users' everyday livesBackupRestorePhonebook ScheduleMemo ToruCaData CenterHome screenRain cloud alarmRain cloudsapproaching!Weather report says it will begin to rain shortly. I'd better head for thestation immediately
^Plan to launch a voice agent service as part of efforts to improve userinterface^Enables users to use & operate devices intuitively through voice commandsUse voice recognition: For writing mail"Send message to Mr. A"Voice operation"How should thebody text read?"MailVoice callCamera^^^Recognizes voice command& activates mail appSchedulerNew Services for Smartphones (3) (Voice Agent Service)Music playerService realized by functional split between device and networkVoicerecognitionengine^Voice agent service features: conceptual diagram^VoicesynthesisVoicerecognition"Send message to Mr. A""How should the body text read?"Network cloudVoicesynthesisengineIntentioninterpretationengine
MemoryCollectionTM^Started offering a new cloud service "Memory Collection", whichautomatically sorts photographs and videos stored in smartphones/PCs and rearranges them by category, on a trial basis from Dec. 21, 2011New Services for Smartphones (4) ("Memory Collection")"Memory Collection": Overview Easy sorting by category^^^Photos/videos are grouped by people/time/events/places for easy sorting Displays recommended photo/video^^^"Best shot" selected for each category allows users to easily keep track of fond memories Multi-screen display^^^Can be displayed on various devices, e.g., smartphones, PCs, "Otayori Photo Panel" or TVsSmartphone/TabletPCSmartphone/TabletPhoto panelTVHowshould Iput allthesephotos inorder?Organizes your memories on your behalf
Remote Test Environment for CPs^^ Plan to offer providers supplying content to "dmenu" portal with a remote, operational testing service (paid service) for development of smartphone content - Reduces development burden of "dmenu" content providers by lowering the expenses for purchasing actual devices, etc. - Enables efficient verification of content operations without constraints of time/locationInternetDedicatedcradleConnect devices with server using USB, soCPs can control the device via the internet^ Possible to verify operations of content byremotely connecting with actual deviceslocated in Remote Test CenterInternetWebcamera Capture screen image using web cameraDevelopment center of CPs supplying content to dmenuDOCOMORemote Test CenterService launchPlanned for March 2012(trial basis)
11/3 11/6 11/9 11/12/2012 2011 2015 ^^^^ 2.6 12.1 38.9 113.9409 140 300 ^^^^^0.0311/60.1211/30.3911/9FY2010ExpressCard typeFY2011/3Q^^^^^^Mobile Wi-Fi routerL-09CFY2011/1-2QF-06CSC-01DF-01D FY2011/4Q& beyondGALAXY S IILTESC-03DOPTIMUS LTEL-01DARROWS XLTEF-05DMEDIASLTEN-04D11/12: Xi subscriptionsReleasedNov. 24ReleasedDec. 17ReleasedDec. 15Planned forrelease Feb. 2012ReleasedOct. 15ReleasedOct. 19Released Apr. 30Released Jun. 301.14Growth of "Xi" (crossy) Subscriptions^ No. of "Xi" LTE subscriptions increased steadily to 1.14 million as of Dec. 31, 2011Subscriptions growthEnrichment of Xi devices(Million subs)1.000.50docomo Smartphonedocomo TabletData communicationPlanned for releaseMarch 2012MobileWi-Fi routerL-03DBF-01DUSBType
"Xi Talk 24"^ Launched "Xi Talk 24", a flat-rate voice plan offering 24-hour unlimited domestic voice calls to all DOCOMO users on Nov. 24, 2011"Xi Talk 24""Xi Talk 24"\1,480/monthUnlimited voice calls to all docomo users(including both FOMA and mova users)24 hours/day% of users subscribing to "Xi Talk 24"to total Xi comprehensivebilling plan subsas of Dec. 31, 2011:Approx. 80%+"Type Xi Ninen"Billing plan\780/monthDomestic voice charge\21/30 sec\700/monthVoice discount serviceXi unlimited domesticvoice calls24 hours/day
^Plan to launch "Xi Start Campaign-2", a special offer providing subscribers to Xi packetflat-rate/Xi data plans with a discount of \1,050 on basic monthly charges, on May 1, 2012Billing Plans ("Xi Start Campaign-2")"Xi Start Campaign-2"7GB5,000KB15,500KB\5,460(Data volume)Campaigndiscount:\1,0507GB\5,985\4,935Rate(\/month)*taxincluded(2) Additional \2,625 for every 2G of data(1) Speed: 128KbpsUsage in excess of 7GB:Choose between(1) Apply speed limit, or(2) Pay additional charges*(To be applied from Oct. 1, 2012)Rate(\/month)\2,100\6,510*taxincludedCampaigndiscount:\1,050(2) Additional \2,625 for every 2G of data(1) Speed: 128KbpsUsage in excess of 7GB:Choose between(1) Apply speed limit, or(2) Pay additional charges*(To be applied from Oct. 1, 2012)(Data volume)\4,935Promotional rate availablefrom May 1, 2012 to Sept. 30, 2012\5,460Promotional rate availablefrom May 1, 2012 to Sept. 30, 2012
08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 11/12 ^?^^^^^^^^^ 36.1723 37.359 38.4471 37.8151 38.4154 39.1283 39.737 41.1 42.02 43.88 43.59 44.4 45.4 56.8 61 ^?^^^^^^^^^ 8.2 9.8 11.9 15.6 19.6 28.1574 40.3056 54.8 64.98 76.99 91.05 110 124.4 156 192Awarded for 3straight years 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q ^^^^^^?^^ 4.1 4.5 5.1 6.4 8.4 13.1 16.5 19.9 15.1211 19.0363 19.9349 25.6869 25.6 50.3 50.4^ Sold a total of 500,000 units of data communication devices in FY2011/3Q as a result of stepped up promotion of Xi-enabled data devices, etc.0.670.800.400.961.071.21FY2010FY20091.34FY2011/3Q: 2.53 millionAs of Dec. 31, 2011:1.54FY20111.732.14*1Data CommunicationsData communication device salesData plan*2 subscriptions(Million units)0.250.50% of Xi to total data devices sold(FY2011/3Q: three months):Approx. 80%*1: Based on the scores of Nikkei BP Consulting "3nd Mobile data devices customer satisfaction survey comparingoverall satisfaction, area coverage (outdoor), area coverage (indoor) , communications quality (connection time),communications quality (disruption of connection), performance/features/ease of use of devices, responsiveness ofretailer/shop attendants, after-sales support*2: Total number of subscriptions to usage-based billing plans, "Flat-rate Data Plan Standard", "Flat-rate DataPlan Standard 2", "Flat-rate Data Plan Flat", "Flat-rate Data Plan 64K", and "Xi data plans (including ValuePlans": Usage-based billing plans: Flat-rate data plans0.400.600.801.001.201.40(Million subs)1.601.800.202.002.202.402.600.282.530.550.650.770.911.101.281.561.92: 500,000 unitsFY2011/3Q (3 months)
^ Plan to launch a new campaign offering set discounts for Xi data billing plans^ Discounts to be applied continually so long as application conditions are satisfied^ Subscription applications to be accepted from Mar. 1, 2012 to Mar. 31, 2013("Xi(crossy) 2-wari" Discount CampaignBilling Plan ("Xi (crossy) 2-wari" Discount Campaign) Up to 25 months(including month of application) 26th and subsequent months Tablets Wi-Fi routerData cards, etc.For the First 2 years, users subscribing to both Xismartphone and Xi tablet can use service for: \2,980/month/deviceFrom third year: service will be offered for:\3,980/month/deviceUsers subscribing to both Xi smartphone and Xi Wi-Firouter/data card can use service for: \3,980/month/device\2,980\5,985\2,625/2GB7G(data volume)(rate)No speed restriction, no additionalcharges for monthly usage in excessof 7GB through Sept. 20127G(data volume)\5,985\3,980\2,625/2GBNo speed restriction, no additionalcharges for monthly usage in excessof 7GB through Sept. 2012No speed restriction, no additionalcharges for monthly usage in excessof 7GB through Sept. 2012(data volume)\2,625/2GB7G\5,985\3,980Set campaigndiscount: \3,005Set campaigndiscount: \2,005Set campaigndiscount: \2,005
FY2010FY2011FY2012FY2013FY2014Focus ofexpansionefforts^^^Prefectural capital-size cities across Japan^^^ Major JR, terminal and subway stations across Japan^^^Areas near local city stations (restaurants, downtowns, hotels, etc.)^^^Areas near suburban stations^^^ Areas near major stations (restaurants, downtowns, hotels,etc.)^Private railway stations across Japan"Xi" (crossy) Area Expansion Plans^ Achieved POP coverage of approx. 24% as of Dec. 31, 2011. Plan to expand coverage to all 47 prefectures by Jan. 31, 2012^ Aim to further expand POP coverage to approx. 70% by Mar. 31, 2013^ Started offering max. throughput of 75Mbps in limited outdoor areas in addition to indoor spots from Dec. 2011<Mar. 31, 2011>Approx. 1,100Approx. 8%<Mar. 31, 2012>No. of BTS:^Approx. 7,000POP coverage: Approx. 25%<Dec. 31, 2011>No. of BTS:^Approx 5,000POP coverage:^Approx. 24%<Mar. 31, 2015>Approx. 50,000Approx. 98%<Mar. 31, 2013>Approx. 21,000Approx. 70%Approx. 20,000Approx. 60%Prefectural capital-size citiesAll municipalitiesacross JapanTokyo/Osaka/Nagoya^Major cities across JapanMax.throughput100Mbps75MbpsLaunched Xi LTE service(December)
^Japan's first broadcasting station for smartphones, "NOTTV", to commence service on Apr. 1, 2012^ Plan to launch a trial campaign renting out NOTTV-enabled devices to monitorsDistinctive features of NOTTVCampaign with NOTTV monitorsOriginal programs/contentto be delivered assuming interactive channelHigh resolution evenwith mobile devices(Approx. 10 times higher than one-seg TV)To deliver disaster broadcast serviceas an approved key terrestrialbroadcasting business operatorCampaign details: NOTTV-enabled devices to be rented out to monitor users for trialNo. of rental devices: Max. 20,000 unitsDevice rental period: 2 weeks (No cost required for monitors)Campaign period: 6 monthsActions for Transformation into an Integrated Service Company(NOTTV-(1))Real-time (3 channels) & storage-type broadcasting servicesto be provided for \420/month(tax included)
MusicMovieNewspaperNovelTicketConcertNewsSportsSmartphone:1 modelTablet:1 modelAt service launch(April 2012)FY2012/1H(May-Sept 2012)5 more modelsto be addedTo expandfurtherActions for Transformation into an Integrated Service Company(NOTTV-(2))^Compatible devices to be released in conjunction with launch of service^ Aim to invigorate mmbi service by continually increasing the variety of compatible devices
^^^Actions for Transformation into an Integrated Service Company(Enrichment of Data Plans)"Prepaid Data Plan 20h""Prepaid Data Plan 100h"\980Hours of network access: 20 hoursover a 30-day period (+ 14-day renewal period)Data speed: 128Kbps\4,980Hours of network access:100 hours + 3 hours with FOMA HIGH-SPEEDover 180-day period (+ 14-day renewal period)Data speed: 128Kbps (FOMA HIGH-SPEED: 14.4Mbps)Launched Dec. 17, 2011Launched Dec. 17, 2011Started offering 2 new prepaid data billing plans providing 20 or 103 hours of networkaccess on Dec. 17, 2011Plan to launch a new flat-rate billing plan offering data speed of 128Kbps in March 2012These data plans can be used for "PlayStation(r)Vita," a portable gaming console of SonyComputer Entertainment, Inc. Application to various other areas to be studied in futureFor users whowish to continue using serviceFlat-rate Data Plan 128K Value\1,380/month*(With 2-year usage contract)\2,960/month*(Without 2-year usage contract) Max. downlink speed: 128KbpsMax. uplink speed; 64KbpsPlanned for launch on Mar. 1, 2012* If subscription application is made during campaign periodPlayStation(r) Vita (3G/Wi-Fi model) ^(released Dec. 17, 2011)* Separate ISP subscription contract required
Education-related businessDOCOMO's learning service that allows users to studyany time with fun, using Android applications jointlydeveloped by DOCOMO and external companiesengaged in education businessSept. 1, 2011: Service launchNov. 7, 2011: Announced alliance with Gakken HoldingsMedical/healthcare businessA service that provides support for health management, diseaseprevention, etc., using mobile phones or smartphones. In additionto basic content, the service also provides individual programs torealize support tailored to individual requirements.Body data storageSelf health checkHospital/medicinesearchBasic content(free)IndividualprogramsVaccinationschedulerA total of 18 apps in 3 categories of foreign language, childeducation and professional qualification are currently provided.Plan to progressively add more apps in various fieldsMedicine pocketbookDec. 1, 2011: Launched "docomo Healthcare"Dec. 7, 2011: Announced alliance with Omron Healthcare Co. Ltd. in healthcare/medical businessLaunched "docomo-zemi", a learning support service using smartphones, tablets, etc.Launched "docomo Healthcare" information storage/delivery service for health management and disease prevention^^^Actions for Transformation into an Integrated Service Company(Education, Medical/Healthcare)
^^^^^^ Measure Large-zonebase stationroll-out Large-zonebase stationroll-out Uninterruptible power supplysystems Uninterruptible power supplysystems 24-hourbattery supply 24-hourbattery supply Swift provision ofsatellite mobile phones Swift provision ofsatellite mobile phones Disaster voicemessage service Disaster voicemessage service Enrichment of "Restoration Area Map"Mar. 31, 2012Dec, 31, 2011Jun. 30, 2011Apr. 2011Sept. 30, 2011ProgressAlmost complete, finishing installation in approx. 1,000 stations.Prioritized deployment in Tokai regionWork in progress toward deployment of total 3,000units as soon as possiblePortable typeCar-mountCompleted installation in approx. 700 base stationsDeployment ofemergencymicrowave facilitiesFurther utilization of"Area Mail"Increase ofsatellite systemsEven faster disclosure/Improved visibilityFaster disclosure on HP^^AlmostcompleteAlmostcomplete^ Achieved steady progress in implementation of new disaster preparedness measures, nearly completing "roll-out of large-zone base stations", "24-hour battery supply", "increase of satellite systems", "enrichment of Restoration Area Maps" by Jan. 31, 2012New Disaster Preparedness Measures: ProgressCompleteCompleteCompleteCompletePrioritized deployment in Tokyo and Tokai areas, and completed roll-out of approx.100 stations (out of total 104 planned ) within Jan 2012. (All 104 stations to be completed within Feb. 2012)CompleteCompleteCompleteCompleteCompleteCompleted deployment of total 24 units of portable type. Deployment of total 9 units of car-mount type to be completed within Jan.2012CompleteCompleteCompleteCompleteCompleted deployment in total 100 sectionsPlan to launch service within FY2011. To be launched first with smartphones.Free provision of Area Mail for use by national/localgovernments for delivery of information (Jul. 1, 2011)
Roll-Out of Large-Zone Base Stations (1)^Construct large-zone base stations separately from ordinary base stations to securecommunications broadly over densely populated areas in the event of a wide-area disasteror power outage (Total 104 locations across Japan)^Approx. 2 locations per prefecture except for Tokyo (6 locations) and Osaka (4 locations )Covers approx. 7 Km radius* Ordinary base station covers a radius betweenseveral hundred and a few kilometersWireless transmissionOutageOutageOutageWireline transmissionWireline transmissionCircuitdisruptionDenselypopulated areaPhysical damage
(Nagoya)(Gifu)(Shibuya,Tokyo)(Chiyoda,Tokyo)(Asahikawa)(Kushiro)^Hokkaido: 3 locations^^Tohoku: 9 locations^(Sendai)(Akita)(Kanazawa)(Toyama)^Hokuriku: 6 locations^^Kansai: 14 locations^(Osaka)(Kobe)(Hiroshima)(Tottori)^Chugoku: 10 locations^^Kanto-Koshinetsu: 24 locations^(Yokohama)^Tokai: 10 locations^^Shikoku: 8 locations^(Takamatsu)(Kochi)(Kagoshima)(Okinawa)^Kyushu: 16 locations^(Saitama)(Nagano)(Niigata)(Tsu)(Shizuoka)(Wakayama)(Himeji)^Plan to complete installation in 100 locations (out of total 104 planned locations)by Jan. 31, 2012 (Approx. 96% completion rate)Roll-Out of Large-Zone Base Stations (2)
Securing Communication in Key AreasMeasures for securing communication in key areas, e.g., prefectural capitals, municipalgovernment offices, etc., to be nearly completed by Jan. 31, 2012. ^ Deployment of engine-based uninterruptible power supply was nearly completed before Jun. 30, 2011 (Already completed installation in approx. 700 base stations: Approx. 99% completion rate) ^ Furnishing 24-hour battery supply in base stations to be nearly completed by Jan. 31, 2012 (Already furnished in approx. 1,000 base stations: Approx. 84% completion rate)24-hour battery supplyTo be nearly completed by Jan. 31, 2012(Already completed in approx. 1,000 base stations or 84%)Engine-baseduninterruptible power supplyWireless transmissionPrefectural capital,municipal government offices, etc.EngineNearly completed by Jun. 30, 2011(Already completed in approx. 700 base stations or 99%)Battery(Engine)(Battery cabinet)(Battery)Prefectural capital,municipalgovernment offices,etc.Wireless transmission
Disaster Voice Message ServicePlan to launch "Disaster Voice Message Service", which delivers voicemessages after converting them into data files in case of connection difficultydue to congestion caused by a disaster, from March 2012"Disaster Voice Message Service"Planned for launchin March 2012 Circuit-switchedconnection(voice)Outbound callrestriction(3) Send voice data fileVoicedatafilePacket-switched connection(data communication)(1) Voice callSwitch todisaster Voice message serviceCongestionCallerReceiver(2)
Faster disclosureRestoration Area Maps: Functional Enhancement"Restoration Area Maps"FunctionalenhancementImproved visibilityGreater versatilityStarted making functional enhancements to "Restoration Area Maps" fromDec. 23, 2011, to realize "faster information disclosure", "improved visibility"and "greater versatility"Study linkage with SNS and other services in the future to further improveconvenience
Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.^^^^
AppendicesCopyright (C) 2012 NTT DOCOMO, INC. All rights reserved.^^^^
04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 11/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) MOU (left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 137 138 133 133 135 133 135 128 129 128 YOY changes in MOU (right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 -0.7 -0.7 0 -1.5 -1.5 -3.6 1.5 -3.8 -4.4 -4.8Cellular (Xi + FOMA + mova) MOU^ FY2011/1-3Q (cumulative) MOU: 128 minutes (down 4.5% year-on-year)(%)(Minutes)FY2008 full-year: 137 min(Down. 0.7% year-on-yearFY2009 full-year: 136 min(Down 0.7% year-on-year)FY2010 full-year: 134 min(Down 1.5% year-on-year)^For an explanation on MOU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.
Operating RevenuesU.S. GAAP 2010/4-12 (1-3Q cumulative) 2011/4-12 (1-3Q cumulative) 2012/3 (Full-year forecast) Cellular services revenues (voice, packet) 2598.8 2559.4 3373 PHS revenues - - - Other revenues 251.3 259.8 369 Equipment sales revenues 359 354.9 498(Billions of yen)(Billions of yen)^ "International services revenues" are included in "Cellular services revenues (voice, packet)".3,174.21.1%3,209.14,230.0(Announced Nov. 2, 2011)
Operating ExpensesU.S. GAAP 2010/4-12 (1-3Q cumulative) 2011/4-12 (1-3Q cumulative) 2012/3 (Full-year forecast) (Incl.) Other non-personnel expenses 666.3 670.8 962.0 (Incl.) Revenue-linked expenses* 828.7 822.7 1,144.0 Non-personnel expenses 1495 1493.5 2106 Communication network charges 211.6 193.8 219 Loss on disposal of property, plant and equipment and intangible assets 23.1 21 49 Depreciation and amortization 496.1 488.6 684 Taxes and public duties 29.1 29.2 39 Personnel expenses 195.7 204.3 273(Billions of yen)(Billions of yen)* Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point service2,430.43,370.0-0.8%2,450.6(Announced Nov. 2, 2011)
Capital Expenditures 2010/4-12 (1-3Q cumulative) 2011/4-12 (1-3Q cumulative) 2012/3 (Full-year forecast) Mobile phone business (Other) 76.3 106.4 148 Mobile phone business (mova) 4.6 1.1 1 Mobile phone business (FOMA) 277.3 232.6 323 Mobile phone business (LTE) 18 59.5 86 Other (information systems, etc.) 92.1 101.8 170(Billions of yen)(Billions of yen)728.0501.3468.3+7.1%(Announced Nov. 2, 2011)
Operational Results and Forecasts*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that ofother cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)*2 Other includes purchases of additional handsets by existing FOMA subscribers.*3 For an explanation of MOU and ARPU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.
US GAAPUS GAAPFY2011/3Q (3 months) Financial Results^Consolidated financial statements in this document are unaudited.^Adjusted free cash flow excludes the effects of changes in investments for cash management purposes derived from purchases, redemption at maturity and disposal of financial instruments with original maturities of longer than three months.For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp
^ MOU (Minutes of Use): Average monthly communication time per subscription.^ ARPU (Average monthly Revenue Per Unit):^^Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per ^^^subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthlycharges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by thenumber of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthlyaverage usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription andthe impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAPresults of operations. This definition applies to all ARPU figures herein.^ Aggregate ARPU (Xi+FOMA+mova): Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova)^^^ Voice ARPU (Xi+FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova)^^^ Packet ARPU (Xi+FOMA+mova): Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova)^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)^^ Aggregate ARPU (mova): Voice ARPU (mova) + Packet ARPU (mova)^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)^^^Packet ARPU (mova): Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)^ Active Subscrptions Calculation Methods:^^Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant periodNote: Subscriptions and revenues for communication module service, Phone Number Storage and Mail Address Storage service are not included in the ARPU and MOU calculations.Definition and Calculation Methods of MOU and ARPU
Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures
Names of companies, products, etc., contained in this document are trademarks or registered trademarks of their respective organizations

NTT DOCOMO, INC. January 27, 2012 Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.^^^^ Response to Series of Network Malfunctions
Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.
1. sp-mode Malfunction: Overview (Aug. 16, Dec. 20, 2011 & Jan. 1, 2012) 2. Packet Switch Malfunction: Overview (Jan. 25, 2012) 3. Advancement of Network Infrastructure (1) Basic Approach (2) Task Force for Improvement of Network Infrastructure: Current Study Items 4. sp-mode Malfunction Countermeasures (1) Implementation Schedule (2)-1 Countermeasures Implemented Under STEP I (2)-2 STEP I Countermeasures: Points of Implementation (3) Countermeasures Implemented Under STEP II (4) Countermeasures Implemented Under STEP III 5. Packet Switch Failure: Countermeasures and Challenges 6. Prompt Information Disclosure to Customers Table of Contents ...3 ...4 ...5 ....7 ...12 ...13
Session management server User management server Customer data Packet switch (xGSN*2) Mail server Mail information (Stored location, etc.) Mail information server x *1:^Multi Access Platform System *2: x GPRS Support Node *3: Processing to perform authentication and assign IP address using mobile phone number Authentication system Mail transmission/reception system Occurrence of events in which difficulty in sending/receiving sp- mode mail, and failure to deliver "Undelivered Mail Notice" were reported NW authentication server Point of failure on Jan. 1, 2012 Affected users: Approx. 200,000 (Users who experienced difficulty in sending/receiving mail: Approx. 2.60 million) sp-mode Malfunctions: Overview (Aug. 16, Dec. 20, 2011 & Jan. 1, 2012) sp-mode System (MAPS*1) Occurrence of events in which email address of some customers was replaced with a different email address Occurrence of events in which difficulty of making new connections to sp-mode was reported Congestion Congestion x Connection authentication*3 Mail transmission Point of failure on Dec. 20 Affected users: Approx. 20,000 Point of failure on Aug. 16 Affected users: Approx. 1.10 million Congestion Failure *^ The malfunctions occurred on Jun. 6, 2011, when congestion in service control equipment (IPSCP) resulted in difficulty of sending/receiving voice calls and packet messages, and were solved in late August 2011 by enhancing the processing capabilities of the service control equipment (IPSCP) x Breach of secrecy of communication, Leakage of personal information
Existing packet switch (7 units) New packet switches (3 units) Radio Network Controller (37 units) ^^^ ^^^ ^ Completed accommodation of 23 units (Jan. 20, 2012) Area A Area B Restriction ^Difficulty of placing/receiving calls (voice/packet) ^Difficulty of performing location registration (out of service range) ^^^ ^ ^^ ^^ ^^^^ ^^^^ ^^^^ ^^^^ ^^^^ ^^^^ ^^^^ ^^^^ ^^^^ ^^^^ Meguro, Ota, Shinagawa, Setagaya, Chuo, Chiyoda and Shibuya Wards Shinjuku, Bunkyo, Koto, Edogawa, Sumida, Katsushika, Minato, Chiyoda and Shibuya Wards Congestion 2. Packet Switch Malfunction: Overview (Jan. 25, 2012) Existing packet switches (4 units) Switched over at midnight Jan. 24, 2012 Restriction Restriction To cope with the rapid increase of smartphones. a new packet switching system was introduced to replace the existing system. After the switch-over, however, the new system failed to complete the processing of control signals that have increased due to rapid proliferation of applications (VoIP, etc.), which caused congestion and resulted in connection difficulty for FOMA voice/packet services
3. Advancement of Network Infrastructure (1) Basic Approach Determine the causes of events that have occurred in line with the rapid increase in the number of smartphone users, so that immediate countermeasures against the causes of problems can be developed and implemented without delay. At the same time, perform company-wide, cross- sectional studies for stable network operations and further enhancement of processing capabilities for the future, etc., and construct network infrastructure capable of accommodating 50.00 million smartphone units by implementing drastic measures for reliability improvement FY2011-2014: ?40.0 billion Construction of infrastructure capable of accommodating 50.00 million smartphone units sp-mode system (MAPS) Packet switch FY2011-2014: ?120.0 billion Immediate countermeasures against the series of malfunctions FY2011-2012: ?4.0 billion Investment:
3. (2) Task Force for Improvement of Network Infrastructure: Current Study Items Meeting dates Meeting dates Items studied Meeting #1 Dec. 25, 2011 (Sun) ^ Determined scope of malfunction (of Dec. 20), identified cause of problem and developed immediate countermeasures ^ Decided on policy and organizational structure for customer response Meeting #2 Jan. 3, 2012 (Tue) ^ Identified cause of problem (of Jan. 1) and developed immediate countermeasures ^ Decided on policy and organizational structure for customer response ^ Confirmed effects of countermeasures implemented before Jan. 3 Meeting #3 Jan. 12, 2012 (Thurs) ^ Confirmed effects of countermeasures implemented and performed studies on drastic measures for further reliability enhancement ^ Confirmed status of customer response Meeting #4 Jan. 19, 2012 (Thurs) ^ Performed studies on concrete measures for network infrastructure advancement Meeting #5 Jan. 24, 2012 (Tue) ^ Decided on comprehensive action plan for sp-mode system (MAPS) Meeting #6 Jan. 25, 2012 (Wed) ^ Confirmed effects of measures implemented on Jan. 25 ^ Identified cause of problem (of Jan. 25) and studied drastic countermeasures Meeting #7 Jan. 26, 2012 (Thurs) ^Performed studies on methods of prompt information disclosure to customers in the event of a failure ^ Decided on comprehensive action plan for packet switches
FY2011 FY2011 FY2011 FY2011 FY2011 FY2011 FY2011 FY2012 FY2012 FY2012 FY2012 FY2012 FY2012 FY 2013 FY 2014 Cost Dec Jan Jan Feb Feb Mar Mar Apr Apr May May Jun Jun FY 2013 FY 2014 Cost STEP I Immediate measures against causes of problem ?2.0 billion STEP II Drastic measures for reliability improvement ?2.0 billion STEP III Scalability capable of accommodating 50.00 million smartphones ?40.0 billion Period for stepped up supervision Implemented (6) Change of connection sequence (thru Feb. 20) (7)-2 Measures against burst traffic (thru early August) (7)-1 Measures against burst traffic (thru late April) (8) Migration to new mail information server (thru Feb 20) (9) Reexamination of processing capability/scheme of each equipment (10) Measures for enhanced scalability (11) Facility build-up in response to increase of smartphones ^ (?10.0 billion) * Completed measures against malfunction on Aug. 16, 2011: ^ ^NW authentication server processing speed enhancement (thru Aug. 22) ^^NW authentication server facility build-up (thru Nov. 30) 4. (1) sp-mode Malfunction Countermeasures: Implementation Schedule <Response to Dec. 20 malfunction> (1) Modified internal processing of user management server (thru Dec. 22) (2) Controlled volume of signals fed to sp-mode system (thru Dec. 30) (3) Reduced load by changing signal processing sequence (thru Jan. 6) (4) Expanded buffer size of NW authentication server (thru Jan. 12) Response to Jan. 1 malfunction (5) Modified internal processing of mail information server (thru Jan. 3) (?30.0 billion)
Countermeasure Overview Completion date Measures against sp-mode malfunction reported on Dec. 20, 2011 Measures against sp-mode malfunction reported on Dec. 20, 2011 Measures against sp-mode malfunction reported on Dec. 20, 2011 (1) Modification of internal processing of user management server Enhanced processing capability by modifying data processing method of user management server Completed Dec. 22 (2) Control of signal volume fed to sp-mode system Improved method of controlling the signal volume fed from packet switch to sp-mode system in the event of failure, to provide for generation of burst traffic Completed Dec. 30 (3) Load reduction through modification of signal processing sequence Reduced the signal processing load of user management server by changing the internal processing sequence of sp-mode system Completed Jan. 6 (4) Expansion of network authentication server buffer size Expanded receiving buffer size of network authentication server to ensure proper processing by the user management server, so that signals can processed normally even in the event of burst traffic generation Completed Jan. 12 Measures against sp-mode malfunction reported on Jan. 1, 2012 Measures against sp-mode malfunction reported on Jan. 1, 2012 Measures against sp-mode malfunction reported on Jan. 1, 2012 (5) Modification of internal processing of mail information server Enhanced processing capability by optimizing the value settings for signal processing by the mail information server Completed Jan. 3 4. (2)-1 Countermeasures Implemented Under STEP I
4. (2)-2 STEP I Countermeasures: Points of Implementation Session management server User management server Customer data x Packet switch (xGSN*2) Mail server Mail information (Stored location, etc.) Mail information server Point of failure on Jan. 1, 2012 x Point of failure on Dec. 20, 2011 NW authentication server (2) Controlled signal volume fed to sp-mode system (thru Dec. 30, 2011) (3) Reduced load by modifying signal processing sequence (thru Jan. 6, 2012) (1) Modified internal processing of user management server (thru Dec. 22, 2011) (4) Expanded buffer size of NW authentication server (thru Jan. 12, 2011) (5) Modified internal processing of mail information server (thru Jan. 3, 2012) Authentication system Mail transmission/reception system sp-mode System (MAPS*1) Connection authentication*3 Mail transmission Congestion Congestion Failure *1:^Multi Access Platform System *2: x GPRS Support Node *3: Processing to perform authentication and assign IP address using mobile phone number ^ Implemented immediate measures to cope with the causes of problems (All completed by Jan. 12, 2012)
Countermeasure Overview Overview Planned completion date (6) Modification of connection sequence ^ (Countermeasure against malfunction reported on Dec. 20, 2011) Change the connection sequence so that IP address notification from packet switch to devices will be performed after completion of IP address registration in sp-mode system, to prevent mismatch of IP address Change the connection sequence so that IP address notification from packet switch to devices will be performed after completion of IP address registration in sp-mode system, to prevent mismatch of IP address Feb 20 2012 (7) Countermeasure against burst traffic (Countermeasure against malfunction reported on Dec. 20, 2011) (1) In case of failure in connection route Curb burst generation of re-connection signals to sp-mode system by changing the reconnection procedures in the event of a failure in the route connecting the packet switch and sp-mode system, so that only the users who are currently in session can perform re-connection Late April 2012 (7) Countermeasure against burst traffic (Countermeasure against malfunction reported on Dec. 20, 2011) (2) In case of switchover of service control equipment Curb burst generation of re-connection signals to sp-mode system by changing the location information update procedures when the service control equipment (IP Service Control Point: IPSCP) switches over to standby system due to failure, etc. Early August 2012 (8) Migration to new mail information server (Countermeasure against malfunction reported on Jan. 1, 2012) Realize more stable operations by replacing the existing mail information server, where congestion was triggered by a glitch, with a new mail information server that offers superior reliability and maintainability Realize more stable operations by replacing the existing mail information server, where congestion was triggered by a glitch, with a new mail information server that offers superior reliability and maintainability Feb 20 2012 4. (3) Countermeasures Implemented Under STEP II
Countermeasure Overview Planned completion date (9) Reexamination of processing capability/scheme of each equipment ^ Reexamine processing capability/scheme of each platform & network equipment, taking into consideration possible generation of burst traffic (scale of 50 million smartphone units) or a surge of control signals resulting from diversification of applications, etc. ^ Reexamine conditions for occurrence of mismatch of states in user ID information management between different network components and fail/safe functions. FY2012/ End (10) Measures for enhanced scalability ^ For construction of a system capable of accommodating 50.00 million units of smartphones, the processing schemes of sp-mode system will be reviewed based on re-analysis of commercial and verification data, to improve the ease of facility build-up to be made in response to the growth of smartphone traffic ^ Secure reliability of overall system by reviewing the redundancy configuration of each equipment comprising sp-mode system ^ Strengthen capability of verifying marginal performance, e.g., burst traffic, etc., by reinforcing verification facilities FY2012/ End (11) Facility build-up in response to increase of smartphones Carry out facility build-up of platform/network equipment on a continual basis in response to the increase in number of smartphones FY2014/ End 4. (4) Countermeasures Implemented Under STEP III
5. Packet Switch Failure: Countermeasures and Challenges Challenges Tackle the challenge of suppressing the volume of control signals transmitted by applications in cooperation with carriers around the world (GSMA* is also discussing countermeasures recognizing the importance of this issue) * GSMA (GSM Association) : An industry association of mobile operators. established in 1995 for the purpose of proliferating the GSM mobile telephone system. Today, the largest association in the wireless industry with membership of more than 1,000 companies representing 219 countries, including over 800 mobile operators. Countermeasure Overview Planned completion date Investment Comprehensive inspection on processing capability of packet switches across Japan Carry out a comprehensive inspection on the processing capability of all packet switching systems across Japan (approx. 200 units) using the signal volume measurement function to be newly introduced in the switches. Mid February 2012 ^ Further processing capability enhancement of packet switches Optimize resource allocation of packet switches, to expand the number of signals that can be processed Mid August 2012 ?2.0 billion Facility build-up to cope with the increase in control signals Swiftly expand the capacity of packet switches as required based on the outcome of general inspection, and secure sufficient capacity by using the new switches in parallel with the existing switches To be implemented swiftly in or after mid-February or later ?120.0 billion Facility build-up to cope with the increase in control signals Increase installation of packet switching system capable of accommodating 50.00 million smartphones FY2014/end ?120.0 billion
6. Prompt Information Disclosure to Customers In the event of a failure, ensure prompt information disclosure (within approximately 30 minutes after failure detection) to various customer contact points (home page, docomo Shops, information centers, Corporate Marketing teams, etc.) and relevant institutions (Ministry of Internal Affairs and Communications, mass media, etc.), so that customers can be kept aware of the conditions of service Home page Information Center Ministry of Internal Affairs & Communication Mass media Early information disclosure docomo Shops Corporate Marketing team Failure Congestion